Exhibit 99.1

Telesat Reports Preliminary Results for the Quarter

Ended September 30, 2016 and Provides Preliminary Guidance for 2016 and 2017

OTTAWA, CANADA, October 26, 2016 - Telesat Holdings Inc. (“Telesat”) today announced its preliminary consolidated financial results for the three and nine month periods ended September 30, 2016. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

Telesat’s preliminary results and financial guidance are being released in connection with potential debt refinancing transactions. Telesat does not intend to provide financial guidance on an ongoing basis.

Although Telesat has not yet finalized the accounting of its results for the three and nine month periods ended September 30, 2016, Telesat expects to announce the results outlined below. See “Cautionary Statements Relating To Preliminary Estimates” for additional information relating to the preliminary results discussed in this release. Telesat intends to file full condensed consolidated financial statements on November 2, 2016.

Three Months Ended September 30, 2016

For the quarter ended September 30, 2016, Telesat expects to report revenues of $224 million, a decrease of approximately 7% ($18 million) compared to the same period in 2015. During the quarter, the U.S. dollar was approximately 1% stronger than it was during the third quarter of 2015 and, as a result, there was a favorable impact on the conversion of U.S. dollar denominated revenues. When adjusted for foreign exchange rate changes, revenue declined by 8% (a decrease of $19 million) compared to the same period in 2015. The largest contributor to the anticipated reduction in revenue relative to the same period last year was short-term services provided to another satellite operator in the third quarter of 2015 that did not recur in the third quarter of 2016.

Operating expenses are expected to be $40 million for the quarter were 10% ($4 million) lower than the same period in 2015, with no impact from changes in foreign exchange rates. The anticipated reduction in operating expenses is principally attributable to lower costs of third party satellite capacity, lower Canadian spectrum license fees and lower equipment sales.

Adjusted EBITDA1 for the quarter is expected to be $186 million, a decrease of 6% ($12 million) compared to the same period in 2015 and a decrease of 7% ($13 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 is expected to improve to 83.0% in the third quarter of 2016 from 81.9% during the same period in 2015.

Telesat’s net income for the quarter is expected to be $15 million compared to a net loss of $139 million for the quarter ended September 30, 2015. The $154 million difference was principally the result of a reduction in the loss on foreign exchange partially offset by higher depreciation expense.

Nine Months Ended September 30, 2016

For the nine month period ended September 30, 2016, revenue is expected to be $691 million, a decrease of 1% ($7 million) compared to the same period in 2015. During the first three quarters of 2016, the U.S. dollar was 6% stronger than it was during the first three quarters of 2015. When adjusted for changes in foreign exchange rates, revenues are expected to decline 3% ($22 million) compared to the same period in 2015. The largest contributor to the anticipated reduction in revenue relative to the same period last year was lower revenue from the energy and resource sector.

Operating expenses are expected to be $129 million, or 3% ($4 million) lower than the first nine months of 2015 or 5% ($7 million) lower when adjusted for foreign exchange rate changes. The anticipated reduction in operating expenses is principally attributable to lower costs of third party satellite capacity and lower Canadian spectrum license fees.

Adjusted EBITDA1 for the nine months ended September 30, 2016 is expected to be $568 million, virtually unchanged compared to the same period in 2015 and 2% ($13 million) lower when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the nine months ended September 30, 2016 is expected to be 82.3%, compared to 81.6% in the same period in 2015.

For the nine month period ended September 30, 2016, net income is expected to be $314 million, compared to a net loss of $237 million for the same period in 2015. The variation for the nine month period ended September 30, 2016 was principally the result of a gain on foreign exchange in 2016 compared to a loss on foreign exchange in 2015 arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars.

Business Highlights

•	At September 30, 2016:

o	Telesat had contracted backlog for future services of approximately $4.4 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet and 66% for Telesat’s international fleet.

Telesat is today providing financial guidance in connection with the release of its preliminary results.

•	For the 2016 financial year ending on December 31, 2016:

o	Telesat expects revenues and Adjusted EBITDA[1] for the quarter ending December 31, 2016 to be approximately $235 million and $195 million, respectively;
o	Telesat expects revenues and Adjusted EBITDA[1] for the full 2016 year to be approximately $926 million and $763 million, respectively;
o	Telesat expects capital expenditures for satellites and other property additions for the full 2016 year to be in the range of $255 - $265 million including additions to intangible assets.

•	For the 2017 financial year ending on December 31, 2017:

o	Telesat expects that its revenues and Adjusted EBITDA[1] will be at approximately the same levels as 2016 at constant foreign exchange rates.

Telesat today also announced that it intends to complete a cash distribution of up to US$400 million to its shareholders. If completed, the cash distribution is expected to take place in the first quarter of 2017. The completion of any such cash distribution is subject to a number of conditions, including, among others, the successful implementation of certain restructuring transactions which will require regulatory approval. There can be no assurance that any cash distribution will be paid or, if paid, as to the amount and timing of any such payment.

Conference Call

Telesat has scheduled a conference call on Wednesday, November 2, 2016, at 10:30 a.m. ET to discuss its financial results for the three and nine month periods ended September 30, 2016, and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “News & Events” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 225-0198. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4227927. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 2, 2016, until 11:59 p.m. ET on November 17, 2016. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2632487 followed by the number sign (#).

All Adjusted EBITDA1 and Adjusted EBITDA1 margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Cautionary Statements Relating to Preliminary Estimates

These figures reflect Telesat’s preliminary estimate of its unaudited quarterly results as of and for the three and nine month periods ended September 30, 2016. They are made only as of the date of this news release, are not final results and are subject to change. Telesat has not completed its normal quarterly review procedures for the three and nine month periods ended September 30, 2016. In addition, Deloitte LLP, Telesat’s independent public accounting firm, has not completed its procedures with respect to the financial information for the three and nine month periods ended September 30, 2016, nor have they expressed any opinion or other form of assurance with respect to the estimates presented above or their achievability. There can be no assurance that the final results for these periods will not differ from these estimates. Any such differences could be material. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with IFRS. Full interim financial statements for this period will be filed on November 2, 2016. In addition, these preliminary results of operations are not necessarily indicative of the results to be achieved for the remainder of 2016 or for any future period.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expects”, “intends”, “looking ahead”, and “further development”, or other variations of these words or other similar expressions, as well as the financial guidance provided with respect to the 2016 and 2017 financial years and information concerning payment of a potential cash distribution, are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. An additional two prototype satellites are under construction and will be deployed in low earth orbit. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

Telesat Holdings Inc.
Consolidated Statements of Income (Loss)
For the periods ended September 30

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2016	2015	2016	2015
Revenue	$224,172	$242,220	$690,791	$698,219
Operating expenses	(39,599)	(44,189)	(128,748)	(132,936)
	184,573	198,031	562,043	565,283
Depreciation	(56,193)	(51,585)	(168,671)	(155,630)
Amortization	(6,963)	(6,908)	(20,723)	(21,002)
Other operating losses, net	(6)	(9)	(2,553)	(35)
Operating income	121,411	139,529	370,096	388,616
Interest expense	(46,289)	(46,317)	(143,354)	(136,519)
Interest and other income	1,988	1,097	4,362	2,794
Gain (loss) on changes in fair value of financial instruments	4,222	(6,174)	(20,075)	(13,986)
(Loss) gain on foreign exchange	(47,063)	(207,373)	161,436	(414,651)
Income (loss) before tax	34,269	(119,238)	372,465	(173,746)
Tax expense	(19,483)	(20,160)	(58,584)	(63,710)
Net income (loss)	$14,786	$(139,398)	$313,881	$(237,456)

Telesat Holdings Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	September 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$790,326	$690,726
Trade and other receivables	46,838	50,781
Other current financial assets	2,546	1,186
Prepaid expenses and other current assets	13,604	17,100
Total current assets	853,314	759,793
Satellites, property and other equipment	1,887,978	1,925,265
Deferred tax assets	9,186	7,791
Other long-term financial assets	20,911	40,362
Other long-term assets	13,036	13,438
Intangible assets	835,331	811,397
Goodwill	2,446,603	2,446,603
Total assets	$6,066,359	$6,004,649

Liabilities
Trade and other payables	$31,148	$44,166
Other current financial liabilities	50,000	36,425
Other current liabilities	87,800	80,637
Current indebtedness	1,511,566	87,386
Total current liabilities	1,680,514	248,614
Long-term indebtedness	2,302,171	3,975,835
Deferred tax liabilities	442,113	467,971
Other long-term financial liabilities	87,120	94,190
Other long-term liabilities	354,490	299,911
Total liabilities	4,866,408	5,086,521

Shareholders' Equity
Share capital	658,735	656,874
Accumulated earnings	485,178	188,479
Reserves	56,038	72,775
Total shareholders' equity	1,199,951	918,128
Total liabilities and shareholders' equity	$6,066,359	$6,004,649

Telesat Holdings Inc.

Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	2016	2015
Cash flows from operating activities
Net income (loss)	$313,881	$(237,456)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	168,671	155,630
Amortization	20,723	21,002
Tax expense	58,584	63,710
Interest expense	143,354	136,519
Interest income	(4,952)	(2,835)
(Gain) loss on foreign exchange	(161,436)	414,651
Loss on changes in fair value of financial instruments	20,075	13,986
Share-based compensation	4,881	3,877
Loss on disposal of assets	2,553	35
Other	(27,935)	(29,099)
Income taxes paid, net of income taxes received	(93,158)	(125,693)
Interest paid, net of capitalized interest and interest received	(101,166)	(103,516)
Repurchase of stock options	(24,658)	—
Operating assets and liabilities	96,709	10,160
Net cash from operating activities	416,126	320,971
Cash flows used in investing activities
Satellite programs, including capitalized interest	(166,385)	(64,445)
Purchase of property and other equipment	(4,986)	(7,040)
Purchase of intangible assets	(42,099)	(5)
Net cash used in investing activities	(213,470)	(71,490)
Cash flows used in financing activities
Repayment of indebtedness	(74,643)	(55,182)
Capital lease payments	(22)	—
Satellite performance incentive payments	(7,424)	(4,916)
Settlement of derivatives	(55)	—
Net cash used in financing activities	(82,144)	(60,098)

Effect of changes in exchange rates on cash and cash equivalents	(20,912)	33,431

Increase in cash and cash equivalents	99,600	222,814
Cash and cash equivalents, beginning of period	690,726	497,356
Cash and cash equivalents, end of period	$790,326	$720,170

Telesat’s Adjusted EBITDA margin1

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net income (loss)	$14,786	$(139,398)	$313,881	$(237,456)
Tax expense	19,483	20,160	58,584	63,710
(Gain) loss on changes in fair value of financial instruments	(4,222)	6,174	20,075	13,986
Loss (gain) on foreign exchange	47,063	207,373	(161,436)	414,651
Interest and other income	(1,988)	(1,097)	(4,362)	(2,794)
Interest expense	46,289	46,317	143,354	136,519
Depreciation	56,193	51,585	168,671	155,630
Amortization	6,963	6,908	20,723	21,002
Other operating losses, net	6	9	2,553	35
Non-recurring compensation expenses, including severance payments	18	94	1,320	485
Non-cash expense related to share-based compensation	1,557	247	4,881	3,877
Adjusted EBITDA	$186,148	$198,372	$568,244	$569,645

Revenue	$224,172	$242,220	$690,791	$698,219
Adjusted EBITDA Margin	83.0%	81.9%	82.3%	81.6%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.